As filed with the
Securities and Exchange Commission
on June 6, 1997                        Registration No. 333-27271


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                POST-EFFECTIVE AMENDMENT NO. 1 TO
                            FORM S-8
                     REGISTRATION STATEMENT
                              Under
                   THE SECURITIES ACT OF 1933



                          NESTOR, INC.
     (Exact name of Registrant as specified in its charter)
          Delaware                    13-3163744
(State or other jurisdiction            (I.R.S. Employer
     of incorporation or           Identification No.)
        organization)
     One Richmond Square                 02906
  Providence, Rhode Island            (Zip Code)
    (Address of Principal
     Executive Offices)


            EMPLOYEE 1997 INCENTIVE STOCK OPTION PLAN
                    (Full title of the Plan)



                     Herbert S. Meeker, Esq.
                     Baer Marks & Upham LLP
                        805 Third Avenue
                    New York, New York 10022
             (Name and address of agent for service)

                         (212) 702-5700

  (Telephone number, including area code, of agent for service)

               Copies to:  Herbert S. Meeker, Esq.
                     Baer Marks & Upham LLP
                        805 Third Avenue
                    New York, New York 10022
                         (212) 702-5700





                             PART II

       INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The "Eligibility" section of the Prospectus as filed as part of this Registration Statement on May 16, 1997 is hereby amended to conform with the 1997 Option Plan as written and approved by the shareholders of the Registrant on May 6, 1997 to read as follows:

     "Eligibility

       Employees (including officers and directors who are employees) of the Company or its subsidiaries are eligible for the grant of Incentive Options under the 1997 Option Plan. Options may also be granted to other persons provided such
Options shall be Non-Qualified Options. In the event of Incentive Options, the aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which Incentive Options become exercisable for the first time by the Option Holder (i.e. vest) during any calendar year cannot exceed $100,000. This limit does not apply to Non-Qualified Options. To the extent an Option that otherwise would be an
Incentive Option exceeds this $100,000 threshold, it will be treated as a Non-Qualified Option."

The   Prospectus  dated  May  16,  1997  as  amended  is   hereby
incorporated by reference.







                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Providence, Rhode Island, on the 6th day of June, 1997.


                           Nestor, Inc.




                           By:  s/David Fox

                           David Fox
                           President and Chief Executive Officer




      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Fox and Herbert S. Meeker his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933,
this  Registration  Statement  has  been  signed  below  by   the
following persons in the capacities and on the dates indicated.


Signature                Title                         Date

s/David Fox              Chief Executive          June 6, 1997
David Fox                Officer (principal
                         executive officer) and
                         Director

s/Nigel Hebbron          Chief Financial          June 6, 1997
by David Fox             Officer (principal
Attorney-in-Fact         financial officer and
                         principal accounting
                         officer)

s/Herbert S. Meeker      Director                 June 6, 1997
by David Fox
Attorney-in-Fact

s/Jeffrey B. Harvey
by David Fox             Director                 June 6, 1997
Attorney-in-Fact

s/Thomas F. Hill         Director                 June 6, 1997
by David Fox, Attorney-
in-Fact

s/Charles Elbaum         Director                 June 6, 1997
by David Fox, Attorney-
in-Fact

s/Leon N. Cooper         Director                 June 6, 1997
by David Fox, Attorney-
in-Fact

s/Sam Albert             Director                 June 6, 1997
by David Fox, Attorney-
in-Fact

s/Bruce W. Schnitzer     Director                 June 6, 1997
by David Fox, Attorney-
in-Fact

                          Section 10(a)

                           PROSPECTUS

                          NESTOR, INC.



      This Section 10(a) Prospectus (the "Prospectus") is being furnished by Nestor, Inc. (the "Company") to all persons
("Optionees") selected by the Company to participate in the Company's 1996 Incentive Stock Option Plan (the "1997 Option Plan").

      The information contained herein relating to the Plan is being provided to Optionees in accordance with Rule 428 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"). Such information is qualified in its entirety by the specific provisions of the option agreement that each Optionee has executed or will execute in connection with the grant of options to such Optionee.



               THIS DOCUMENT CONSTITUTES PART OF A
            PROSPECTUS COVERING SECURITIES THAT HAVE
        BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.



















          The date of this Prospectus is May 16, 1997.

General

      The Company's stockholders approved on May 6, 1997 the 1997
Stock Option Plan (the "1997 Option Plan"). The 1997 Option Plan is intended to help the Company to attract, retain and motivate key employees (including officers) of the Company.

      The 1997 Option Plan provides for the grant of options ("Options") to purchase Common Stock that are intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") as well as options that do not so qualify ("Non-Qualified Options").


Description of the 1997 Option Plan

      The following is a summary of the principal features of the 1997 Option Plan. This summary is qualified in its entirety by reference to the specific provisions of the plan, the full text of which is available to all persons granted options under the 1997 Option Plan in the offices of the Corporation.


Administration of the 1997 Option Plan

      The 1997 Option Plan will be administered by the Board of Directors or by a committee (the "Committee") which is appointed by the Board of Directors. The Committee will consist of two non-employee members of the Company's Board of Directors, neither of whom is eligible at any time for the grant of Incentive Options under the 1997 Option Plan and each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and an "outside director" within the meaning of Treasury Regulation Section 1.162-27(e)(3). The Company's Board of Directors or the Committee is authorized to interpret the 1997 Option Plan, adopt and amend rules and regulations relating to the 1997 Option Plan, and determine the recipients, form, and terms of Options granted under the 1997 Option Plan. All Options must be evidenced by a written agreement.


Shares Available

      Under the 1997 Option Plan, the maximum number of shares of Common Stock that may be subject to Options may not exceed at this time an aggregate of 1,000,000 shares. The maximum number of shares will be adjusted in certain events, such as a stock split, reorganization or recapitalization.


Eligibility

       Employees (including officers and directors who are employees) of the Company or its subsidiaries are eligible for the grant of Incentive Options under the 1997 Option Plan. Options may also be granted to other persons provided such
Options shall be Non-Qualified Options. In the event of Incentive Options, the aggregate fair market value (determined at the time the Option is granted) of the Common Stock with respect to which Incentive Options become exercisable for the first time by the Option holder (i.e., vest) during any calendar year cannot exceed $100,000. This limit does not apply to Non-Qualified Options. To the extent an Option that otherwise would be an
Incentive Option exceeds this $100,000 threshold, it will be treated as a Non-Qualified Option.


Exercise Price of Options

      The Company will receive no monetary consideration for the grant of Options under the 1997 Option Plan. In case of an Incentive Option, the exercise price cannot be less than the fair market value (as defined in the 1997 Option Plan) of the shares on the date the Option is granted, and if an optionee is a shareholder who beneficially owns 10% or more of the outstanding Common Stock, the exercise price of Incentive Options cannot be less than 110% of such fair market value. The exercise price of Non-Qualified Options shall be determined by the Company's Board of Directors or the Committee. The exercise price of Options will be adjusted in certain events, such as a stock split, reorganization or recapitalization.


Payment upon Exercise of Options

      Payment for shares purchased by exercising an Option is to be made by cash or check, or by any other means which the Board of Directors determines are consistent with the purposes of the 1997 Option Plan and with applicable laws and regulations.


Term of Options

      The term of an Option cannot exceed ten years, and in the case of an optionee who owns 10% or more of the outstanding
Common Stock, cannot exceed five years.


Termination of Employment

     Individual option agreements generally will provide that the Options will expire upon termination of employment except that
(i) in the case of termination that is not for cause or otherwise attributable to a breach by the optionee of an employment or confidentiality or non-disclosure agreement, the Option will be exercisable for three months after termination to the same extent that it was exercisable prior to termination, (ii) in the case of termination due to disability, the Option will be exercisable for one year after termination (or within such lesser period as may be specified in the applicable option agreement) to the same extent that it was exercisable prior to termination and (iii) in the case of death while in the employ of the Company or, within the three month period referred to in (i), the Option will be exercisable for one year after death (or within such lesser period as may be specified in the applicable option agreement). After the death of an optionee, the Option is exercisable by the legal representative of the optionee or by the person that acquired the Option by reason of the death of the Optionee.

Non-Transferability of Options

      Options are not transferable by the optionee except by will or by the laws of descent and distribution. The disposition of shares acquired pursuant to the exercise of an Option will be subject to any applicable restrictions on transferability imposed by the Commission's regulations.


Effective Date

      The 1997 Option Plan became effective when adopted by the Company's shareholder on May 6, 1997.


Duration of the 1997 Option Plan

      The 1997 Option Plan will terminate automatically and no Options may be granted after ten years have elapsed from the date the 1997 Option Plan was approved by the Company's shareholder. The 1997 Option Plan may be terminated at any prior time by the Board of Directors. Termination of the 1997 Option Plan will not affect Options that were granted prior to the termination date.


Amendments or Modifications

     The 1997 Option Plan may be amended or modified from time to time by the Company's Board of Directors. However, if at any time the approval of the shareholders of the Company is required under Section 422 of the Code or Rule 16b-3, the Board of Directors may not effect such modification or amendment without such approval.


Certain Federal Income Tax Consequences

      The  following summary outlines certain federal income  tax
consequences  of  the  1997  Option  Plan  to  the  Company   and
participants under present law.


Incentive Options

      A participant will not recognize income for federal income tax purposes upon the grant of an Incentive Option. A participant also will not be taxed on the exercise of an Incentive Option, provided that the Common Stock acquired upon exercise of the Incentive Option is not sold by the participant within two years after the Option was granted and one year after the Option is exercised (the "required holding period").

      However, for alternative minimum tax ("AMT") purposes, the difference between the exercise price of the Incentive Option and the fair market value of the Common Stock acquired upon exercise is an item of tax preference in the year the Incentive Option is exercised. The participant is required to include such amount in AMT income in such year and to compute the tax basis of the shares so acquired in the same manner as if a Non-Qualified Option had been exercised, including the availability of a
Section 83 election (discussed below). Whether a participant will be liable for AMT in the year the Incentive Option is exercised will depend on the participant's particular tax circumstances. AMT paid in such year will be allowed as a credit to the extent regular tax exceeds AMT in subsequent years.

      On a sale, after the required holding period, of Common Stock that was acquired by exercising an Incentive Option, the difference between the participant's tax basis in the Common Stock and the amount received in the sale is taxed as long-term capital gain or loss.

      If Common Stock acquired upon the exercise of an Incentive Option is disposed of by the participant during the required holding period (a "disqualifying disposition"), the excess, if any, of (i) the amount realized on such disposition (up to the fair market value of the Common Stock on the exercise date) over
(ii) the exercise price, will be taxed to the participant as ordinary income. If a participant pays the exercise price of an Incentive Option by delivering Common Stock that was previously acquired by exercising an Incentive Option and such delivery occurs before the end of the required holding period of such Common Stock, the participant is treated as making a disqualified disposition of the Common Stock so delivered.

     The Code puts a $100,000 limit on the value of stock subject to Incentive Options that first become exercisable in any one year, based on the fair market value of the underlying Common Stock on the date of grant. To the extent Options exceed this limit, they are taxed as Non-Qualified Options.


Non-Qualified Options

      A participant who receives a Non-Qualified Option does not recognize taxable income on the grant of the Option. Upon exercise of a Non-Qualified Option, a participant generally has ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price paid for the shares.

     However, if the participant (i) is an officer or director of the Company or the beneficial owner of more than 10% of the Company's equity securities (in each case, within the meaning of
Section  16  of the Exchange Act -- as so defined, an "Insider"),
(ii) does not make a Section 83 election and (iii) receives shares upon the exercise of a Non-Qualified Option, the recognition of income (and the determination of the amount of income) is deferred until the earlier of (a) six months after the shares are acquired or (b) the earliest date on which the Insider could sell the shares at a profit without being subject to liability under Section 16(b) of the Exchange Act (six months after the Non-Qualified Option is granted, in the case of an "in-the-money" Option). If the participant makes a Section 83 election, income is not deferred. Rather, income is recognized on the date of exercise of the Non-Qualified Option in an amount equal to the excess of the fair market value of the shares acquired upon exercise over the exercise price. A Section 83 election must be filed with the Internal Revenue Service within thirty (30) days after an Option is exercised.

      A participant's tax basis in shares received upon exercise of a Non-Qualified Option is equal to the amount of ordinary income recognized on the receipt of the shares plus the amount of cash, if any, paid upon exercise. The holding period for the shares begins on the day after the shares are received or, in the case of an Insider that has not made a Section 83 election, on the day after the date on which income is recognized by the Insider on account of the receipt of the shares.

      If a participant exercises a Non-Qualified Option by delivering previously held shares in payment of the exercise price, the participant does not recognize gain or loss on the delivered shares, even if their fair market value is different from the participant's tax basis in the shares. The exercise of the Non-Qualified Option is taxed however, and the Company generally is entitled to a deduction, in the same amount and at the same time as if the participant had paid the exercise price in cash. Provided the participant receives a separate identifiable stock certificate therefor, his tax basis in the number of shares received that is equal to the number of shares surrendered on exercise will be the same as his tax basis in the shares surrendered. His holding period for such number of shares will include his holding period for the shares surrendered. The participant's tax basis and holding period for the additional shares received upon exercise will be the same as it would if the participant had paid the exercise price in cash.

      If a participant receives shares upon the exercise of a Non-Qualified Option and thereafter disposes of the shares in a taxable transaction, the difference between the amount realized on the disposition and the participant's tax basis in the shares is taxed as capital gain or loss (provided the shares are held as a capital asset on the date of disposition), which is long-term or short-term depending on the participant's holding period for the shares.


Deduction by the Company

     The Company is not allowed a federal income tax deduction on the grant or exercise of an Incentive Option or the disposition, after the required holding period, of shares acquired by exercising an Incentive Option. On a disqualifying disposition of such shares, the Company is allowed a federal income tax deduction in an amount equal to the ordinary income recognized by the participant as a result of the disqualifying disposition, provided that such amount constitutes an ordinary and necessary business expense of the Company, is reasonable in amount and is not disallowed by Section 162(m) of the Code (discussed above).

     The ordinary income recognized by an employee of the Company on account of the exercise of a Non-Qualified Option is subject to both wage withholding and employment taxes. A deduction for federal income tax purposes is allowed to the Company in an amount equal to the amount of ordinary income taxable to the participant, provided that such amount constitutes an ordinary and necessary business expense of the Company, that such amount is reasonable, and that the Company satisfies any tax reporting obligation that it has with respect to such income.


                      AVAILABLE INFORMATION

      The Company is subject to certain of the informational requirements of the Securities and Exchange Act (the "Exchange Act"), and in accordance therewith files certain reports and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents have been filed with the Commission and are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for its fiscal year ended 12/31/96 under the Securities Exchange Act of 1934 ("Exchange Act"), that contains audited financial statements for the Company's latest fiscal year for which such statements have been filed.

      (b) The Company's Quarterly Report on Form 10-Q for the three month period ended March 31, 1997.

     (c) The description of the Company's Common Shares, .01 par value per share, which is contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

      (d)   Form  8-K  filed under the Exchange  Act  on  4/8/97,
4/10/97, 4/30/97 and 5/17/97.

     (e) The Registrant's Proxy Statement relating to the annual meeting of Shareholders held on May 6, 1997 pursuant to which the 1997 Incentive Stock Option Plan was described and approved.

      In addition, all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing by the Company of a post-effective amendment to the Company's Registration Statement (of which this Prospectus forms a part) which indicates that all securities under the 1997 Option Plan and each Option Agreement have been sold or which deregisters all securities under such plans and agreements remaining unsold, are also deemed to be incorporated by reference herein.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents), as well as any other documents (including all documents sent to the Company's stockholders generally) required to be delivered to such persons pursuant to Rule 428(b) promulgated under the Exchange Act. Requests for any such documents should be directed to Herbert S. Meeker, Secretary of the Company.